Hydro One Reports Third Quarter Results

Hydro One is supporting economic and community growth in southwestern Ontario through construction of the St. Clair Transmission Line Project

TORONTO, November 13, 2025 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the third quarter ended September 30, 2025.
Third Quarter Highlights
•Third quarter basic earnings per share (EPS) of $0.70 compares to EPS of $0.62 for the same period in 2024.
•The change in EPS year-over-year was largely due to higher revenues resulting from Ontario Energy Board (OEB)-approved 2025 transmission and distribution rates and higher average monthly peak demand, partially offset by higher financing charges, and higher depreciation.
•David Lebeter resumed his role as President and Chief Executive Officer as of November 12, 2025. Mr. Lebeter was on a compassionate care leave since August 25, 2025 to care for a family member.
•Hydro One, alongside First Nation partners and provincial and municipal leaders, celebrated the groundbreaking of the St. Clair Transmission Line Project in southwestern Ontario.
•Hydro One employees donated generously during our annual Power to Give Month campaign, raising more than $2.1 million for Canadian causes that were selected by them. These funds are made up of employee donations that were matched by Hydro One. Employees also tracked more than 5,200 volunteer hours that were dedicated to local causes in their communities.
•Hydro One’s Energizing Life Funds recognized 28 Indigenous communities, charitable organizations and municipalities that received $25,000 each to support local initiatives.
•For the second year in a row, Hydro One was recognized with the Ontario Energy Association’s Company of the Year Award.
•The Company priced an offering of $1.1 billion aggregate principal amount of Medium-Term Notes under its Sustainable Financing Framework.
•The Company's capital investments and in-service additions for the quarter were $779 million and $577 million, respectively, compared to $773 million and $597 million in 2024.
•A quarterly dividend of $0.3331 per share was declared, payable on December 31, 2025.

“Electricity demand in southwestern Ontario is growing fast, and Hydro One continues to support this growth through development of critical infrastructure, such as the St. Clair Transmission Line Project, to strengthen power resiliency and reliability in the region,” said David Lebeter, President and Chief Executive Officer, Hydro One. “Hydro One’s success is tied to Ontario’s success and we continue to support homegrown businesses. Last year, more than 93% of our procurement was from companies based in Canada—of which 76% was from companies based in Ontario.”

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Selected Consolidated Financial and Operating Highlights

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except as otherwise noted)	2025	2024	2025	2024

Revenues	2,299	2,192	6,773	6,389
Purchased power	1,080	1,047	3,199	3,083
Revenues, net of purchased power[1]	1,219	1,145	3,574	3,306
Net income attributable to common shareholders	421	371	1,106	956

Basic EPS	$0.70	$0.62	$1.84	$1.60
Diluted EPS	$0.70	$0.62	$1.84	$1.59

Net cash from operating activities	713	623	1,828	1,831
Capital investments	779	773	2,427	2,264
Assets placed in-service	577	597	1,591	1,363

Transmission: Average monthly Ontario 60-minute peak demand (MW)	23,080	22,694	21,699	21,080
Distribution: Electricity distributed to Hydro One customers (GWh)	7,937	7,691	24,492	23,274
1 “Revenues, net of purchased power” is a non-generally accepted accounting principles (GAAP) financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (U.S.) GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2025 Third Quarter Highlights
The Company reported net income attributable to common shareholders of $421 million during the quarter, compared to $371 million in the same period of 2024. This resulted in EPS of $0.70, compared to EPS of $0.62 during the same period in the prior year.
Revenues of $2,299 million for the third quarter were $107 million higher than revenues for the third quarter of 2024. Revenues, net of purchased power1 of $1,219 million for the third quarter were $74 million higher than revenues, net of purchased power1 for the third quarter of 2024. The increase is mainly attributable to higher revenues resulting from OEB-approved 2025 rates, as well as higher average monthly peak demand.
Operation, maintenance and administration (OM&A) costs in the third quarter of 2025 were comparable to the prior year.
Depreciation, amortization and asset removal costs for the third quarter of 2025 were higher than the prior year mainly due to growth in capital assets as the company continues to place new assets in service, partially offset by lower asset removal costs.
Financing charges in the third quarter of 2025 were higher than the prior year primarily as a result of an increase in long-term debt outstanding, partially offset by higher capitalized interest.
Income tax expense for the third quarter of 2025 was higher than the prior year primarily due to higher pre-tax earnings, partially offset by higher deductible timing differences.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $779 million during the third quarter of 2025 and placed $577 million of new assets in-service.
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Selected Operating Highlights
Hydro One, alongside First Nation partners and provincial and municipal leaders, celebrated the groundbreaking of the St. Clair Transmission Line Project. The $471.9 million investment is expected to support economic and community development to help enable the expansion of electric vehicle manufacturing and farming operations in the region. Through Hydro One’s 50-50 First Nation Equity Partnership Model, First Nation partners have been offered a 50 per cent equity stake in the transmission line component of the project.
Hydro One announced 28 Indigenous communities, charitable organizations and municipalities that received $25,000 each in funding from the Energizing Life Funds. For the fifth consecutive year, Hydro One is awarding funds to local initiatives that address community needs across the province.
Hydro One’s wholly owned subsidiary, Hydro One Inc. completed an offering of $1.1 billion of Medium-Term Notes consisting of $450 million aggregate principal amount of 3.94% Medium-Term Notes, Series 61, due 2032, $300 million aggregate principal amount of 4.30% Medium-Term Notes, Series 62, due 2035 and $350 million aggregate principal amount of 4.95% Medium-Term Notes, Series 63, due 2055. The net proceeds from the issuance of the Notes represent the issuance of Medium-Term Notes pursuant to Hydro One’s Sustainable Financing Framework. Hydro One Inc. intends to allocate an amount equal to the net proceeds from the sale of the Notes to finance and/or refinance, in whole or in part, new and/or existing eligible green projects that meet the eligibility criteria described in the 2024 Framework.
Common Share Dividends
On November 12, 2025, the Company declared a quarterly cash dividend to common shareholders of $0.3331 per share to be paid on December 31, 2025 to shareholders of record on December 10, 2025.

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Supplemental Segment Information

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2025	2024	2025	2024

Revenues
Transmission	680	628	1,938	1,764
Distribution	1,605	1,551	4,800	4,592
Other	14	13	35	33
Total revenues	2,299	2,192	6,773	6,389

Revenues, net of purchased power[1]
Transmission	680	628	1,938	1,764
Distribution	525	504	1,601	1,509
Other	14	13	35	33
Total revenues, net of purchased power[1]	1,219	1,145	3,574	3,306

Operation, maintenance and administration costs
Transmission	109	113	367	347
Distribution	164	155	508	517
Other	23	26	73	71
Total operation, maintenance and administration costs	296	294	948	935

Income (loss) before financing charges, equity income and income tax expense
Transmission	431	378	1,152	1,013
Distribution	232	224	696	623
Other	(12)	(14)	(46)	(45)
Total income before financing charges, equity income and income tax expense	651	588	1,802	1,591

Capital investments
Transmission	519	461	1,468	1,384
Distribution	257	309	949	872
Other	3	3	10	8
Total capital investments	779	773	2,427	2,264

Assets placed in-service
Transmission	256	323	590	677
Distribution	318	270	987	675
Other	3	4	14	11
Total assets placed in-service	577	597	1,591	1,363
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s third quarter 2025 unaudited consolidated financial statements and the management’s discussion and analysis (MD&A). These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2024 can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.
Quarterly Investment Community Teleconference
The Company’s third quarter 2025 results teleconference with the investment community will be held on November 13, 2025 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register-conf.media-server.com/register/BIb5c338cfa362491abfb3203d00904dc4) prior to the scheduled start time to access Hydro One’s third quarter 2025 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that, from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made

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available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.
Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents revenues, net of purchased power to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Since these specified financial measures and financial ratios may not have a standardized meaning within U.S. GAAP, results may not be comparable to similar financial measures and financial ratios presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under U.S. GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.
The following table provides a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2025	2024	2025	2024
Revenues	2,299	2,192	6,773	6,389
Less: Purchased power	1,080	1,047	3,199	3,083
Revenues, net of purchased power	1,219	1,145	3,574	3,306

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Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such information includes, but is not limited to, statements related to: expectations regarding the Company’s procurement practices; expectations regarding the Company’s financing activities; the Company’s plans to invest in reliability and performance of Ontario’s electricity transmission and distribution systems and networks, including facilitating connectivity for new load customers and generation sources, and anticipated outcomes; expectations regarding sustainability commitments; the Company's ongoing and planned projects and expected capital investments and plan, including anticipated outcomes, impacts, OEB approvals, and in-service dates; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “can,” “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this press release is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of U.S. GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; completion of the Company’s acquisition of a minority interest in the East-West Tie Transmission Line; and no significant event occurring outside the ordinary course of business.
We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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For further information, please contact:
Investors:
Wassem Khalil
Director, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Bronwen Evans
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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